

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 18, 2009

Mr. Richard G. Lindner
Senior Executive Vice President and Chief Financial Officer
AT&T, Inc.
208 S. Akard St.
Dallas, Texas, 75202

> **Re:** **AT&T, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 1-8610**

Dear Mr. Lindner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 3. Legal Proceedings, page 10

1. We note your disclosure regarding material pending legal proceedings. We also note news reports regarding other litigation to which you are a party, including Engers v. AT&T Management Pension Plan, filed in federal district court in New Jersey, and AT&T v. Hulteen, before the U.S. Supreme Court. Please provide an analysis as to why you have not discussed these cases in Item 3 of your Form 10-K. See Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2. Your ability to raise capital may be impacted by current credit ratings. With a realistic evaluation of your current financial situation, please discuss how the following items may impact current and future results:

   - changes in credit lines and credit availability;
   - parties with which you have credit lines;
   - whether backup credit lines remain available; and,
   - goodwill and license impairments.

   Please provide us with your proposed disclosures.

Liquidity and Capital Resources, page 23

3. Please provide a range for your capital expenditures for 2009 by project including those that you may decide to delay to a future period. Disclose the nature and amounts of your discretionary and non-discretionary capital expenditures. Please provide us with your proposed disclosures.

4. Please provide a detailed analysis of how you anticipate meeting your cash flow requirements in the next two years.

Contractual Obligations, Commitments and Contingencies, page 26

5. Please provide us with your estimated range of the items not included in the table.

6. Expand your discussion to disclose in detail your debt covenants here and in Note 8.

Accounting Policies and Standards

Significant Accounting Policies and Estimates, page 20

Pension and Postretirement Benefits, page 20

7. Please discuss in detail the development of the discount rates used for employee benefit plans and the methodology for developing the hypothetical yield curves, including the actual high-quality, fixed-income corporate bonds used. Please provide us with the proposed disclosures. Please expand your disclosure in Note 11.

Asset Valuation and Impairments, page 20

8. We note that goodwill accounted for 27% of total assets as of December 31, 2008. Tell us and disclose when you performed your impairment tests.

    In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

    •   Provide a more detailed description of the steps you perform to review goodwill for recoverability.

    •   Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

    •   Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

    •   Describe the significant estimates and assumptions you employed under the discounted cash flows methodology to determine the fair value of your reporting units in your impairment analysis. For example, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.
2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Please provide us with the proposed disclosures.

9. We note that wireless licenses accounted for 17% of total assets as of December 31, 2008. Please tell us and disclose when you performed your annual impairment test and concluded that wireless licenses were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of your wireless licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of wireless licenses. Specifically, we believe you should provide the following information:

- Disclose the carrying value of the intangible asset for each unit of accounting.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

- Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

- Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

- Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

Please provide us with the proposed disclosures.

Notes to Consolidated Financial Statements

Note 4. Segment Information, page 47

10. We note that you have a reportable segment, Wireline, for which you report significant data regarding two components, Voice and Data. Please tell us your consideration of the guidance in paragraphs 10 through 15 for SFAS 131. Furnish us with the reports provided to your chief operating decision maker (CODM).

Note 6. Goodwill and Other Intangible Assets, page 50

11. We note that you have determined that your reporting units for purpose of testing impairments are your operating segments. Furthermore, we note that that you have discussed the operations of two components of your Wireline segment—Voice and Data. Please note that paragraph 30 of SFAS 142 states an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. Tell us why you believe that you do not have reliable financial and cash flow information at lower levels. Tell us how you prepare your regulatory reports and the state and other levels. Tell us the source(s) of the data that you have disclosed regarding the various components of your businesses.

Note 11. Pension and Postretirement Benefits, page 57

12. We note the different assumptions for your U.S. and non-U.S. benefit plans. Tell us and disclose in future filings the rationale for the different assumptions.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director